MFS® INVESTMENT MANAGEMENT

500 Boylston Street, Boston, Massachusetts 02116-3741

617 - 954-5000

October 13, 2009

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

MFS® Series Trust IV (the “Trust”) (File Nos. 2-54607 and 811-2594) on behalf of MFS® Money Market Fund, MFS® Government Money Market Fund and MFS® Mid Cap Growth Fund (the “Funds”); Post Effective Amendment No. 49 to the Registration Statement on Form N-1A

Ladies and Gentlemen:

Enclosed herewith for filing pursuant to (1) the Securities Act of 1933, as amended and Rule 485(a) thereunder, (2) the Investment Company Act of 1940, as amended and (3) Regulation S-T, please find Post-Effective Amendment No. 49 to the Registration Statement of the Trust (the “Amendment”), marked to indicate all changes from Post-Effective Amendment No. 48 to the above-captioned Registration Statement.

This Amendment is being filed for the purpose of incorporating the risk/return summary information for each fund and for updating the Trust’s financial and other information and, in connection therewith, making certain other minor and conforming changes.

If you have any questions concerning the foregoing, please call the undersigned at (617) 954-5064 or Keli Davis at (617) 954-5873.

Sincerely,

TIMOTHY M. FAGAN
Timothy M. Fagan
Vice President and Senior Counsel

TMF/bjn

enclosures